FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                   May 6, 2004
                   For the fiscal year ended December 31, 2003

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                            LOCALIZA FRANCHISING S.A.
                        PRIME PRESTADORA DE SERVICOS S.A.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 filed with the Securities and Exchange Commission by Localiza Rent a Car S.A. and its co-registrants, File No.333-13852.

                               TABLE OF CONTENTS


Item
Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - December 31, 2002 and 2003
2. Consolidated Statements of Income for the years ended December 31, 2002 and 2003
3. Summary Financial Data by Business Segment for the years ended December 31, 2002 and 2003
4. Selected Historical Financial and Other Data - 4Q2002, 4Q2003, years ended December 31, 2002 and 2003
5. Signatures page

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                            December 31,
                                                         -------------------
                                                           2002       2003
                                                         -------     -------
CURRENT ASSETS:

Cash and cash equivalents                                 71,391     159,264

Available for sale marketable securities                  11,078           -

Accounts receivable, net                                  51,074      46,899

Revenue-earning vehicles, net                            263,404     278,409

Deferred income tax and social contribution                1,585       1,751

Other                                                      5,922       8,968
                                                         -------     -------
                                                         404,454     495,291
                                                         -------     -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                             87,034     110,452

Escrow deposits                                           18,975      19,253

Deferred income tax and social contribution               33,477      13,637

Other                                                      2,805         490
                                                         -------     -------
                                                         142,291     143,832
                                                         -------     -------

PROPERTY AND EQUIPMENT, NET                               15,126      18,581
                                                         -------     -------

GOODWILL                                                   4,704       4,704
                                                         -------     -------

Total assets                                             566,575     662,408
                                                         =======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                  ( Unaudited )

                                                           December 31,
                                                        --------------------
                                                          2002        2003
                                                        --------    --------
CURRENT LIABILITIES:

Loans and financing                                            -       8,309

Interest payable on long-term debt                         6,616       5,410

Accounts payable                                          18,818      81,670

Payroll and related charges                               10,067      11,562

Income tax and social contribution                           460         954

Taxes, other than on income                                3,550       4,576

Deferred income tax and social contribution                7,302       6,364

Advances from customers                                    3,878       4,847

Other                                                        615       1,097
                                                          ------     -------
                                                          51,306     124,789
                                                          ------     -------

NONCURRENT LIABILITIES:

Long-term debt                                           261,111     213,512

Unrealized loss on derivatives                            12,031      19,072

Reserve for contingencies                                 35,847      45,745

Deferred income and social contribution taxes              9,983      14,440

Other                                                      1,583       1,617
                                                         -------     -------
                                                         320,555     294,386
                                                         -------     -------

MINORITY INTEREST:                                            92          17
                                                         -------     -------

SHAREHOLDERS' EQUITY:

Capital Stock                                            135,723     153,693

Accumulated earnings                                      59,374      89,523

Cumulative other comprehensive income (loss)                (475)          -
                                                         -------     -------
                                                         194,622     243,216
                                                         -------     -------
Total liabilities and shareholders' equity               566,575     662,408
                                                         =======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                  FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )
                                                     Year ended December 31,
                                                    -------------------------
                                                         2002         2003
                                                       --------     -------
NET REVENUES:


Car  rental                                             162,595     155,291

Fleet management                                        118,782     120,442

Franchising                                               5,111       5,456

Used car sales                                          190,476     250,978
                                                        -------     -------
  Total net revenues                                    476,964     532,167
                                                        -------     -------

EXPENSES AND COSTS:

Direct operating                                        (88,858)    (91,618)

Cost of used car sales                                 (156,270)   (206,579)

Taxes on revenues                                       (19,578)    (16,337)

Selling, general, administrative and other              (62,482)    (65,404)

Depreciation of vehicles                                (31,062)    (37,222)

Other depreciation and amortization                      (3,426)     (3,841)
                                                       --------    --------
  Total operating expenses and costs                   (361,676)   (421,001)
                                                       --------    --------

Operating income                                        115,288     111,166

FINANCIAL (EXPENSE) INCOME, NET                         (82,814)     40,677

OTHER NONOPERATING (EXPENSE) INCOME, NET                   (125)         99
                                                        -------     -------

Income before taxes and minority interest                32,349     151,942
                                                        -------     -------
INCOME TAX AND SOCIAL CONTRIBUTION:

  Current                                               (19,190)    (23,259)
  Deferred                                               13,605     (22,937)
                                                         ------     -------
                                                         (5,585)    (46,196)
                                                         ------     -------

Income before minority interest                          26,764     105,746

MINORITY INTEREST                                          (115)       (106)
                                                         ------     -------

Net income                                               26,649     105,640
                                                         ======     =======
OTHER COMPREHENSIVE INCOME (LOSS):
  Total change in market value of marketable securities     269         501
  Reclassification adjustment of realized gains(losses)  (1,566)        219
                                                          -----      ------
  Unrealized gains(losses)on marketable securities       (1,297)        720
                                                          -----      ------
  Deferred income tax and social contribution
      on unrealized gains (losses)                          436        (245)
                                                         ------      ------
  Other comprehensive income (loss)                        (861)        475
                                                         ------     -------
         Comprehensive income                            25,788     106,115
                                                         ======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                   FOR YEARS ENDED DECEMBER 31, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                             Year ended December 31,
                                         -------------------------------
                                              2002            2003
                                             ------          ------
      NET REVENUES:

      Car rental                            162,595         155,291

      Fleet management                      118,782         120,442

      Franchising                             5,111           5,456

      Used car sales                        190,476         250,978
                                            -------         -------
                                            476,964         532,167
                                            -------         -------


      DEPRECIATION AND AMORTIZATION:

      Car  rental                           (15,110)        (14,225)

      Fleet management                      (15,952)        (22,997)

      Other                                  (3,426)         (3,841)
                                             ------          ------
                                            (34,488)        (41,063)
                                             ------          ------


      OPERATING INCOME:

      Car  rental                            55,628          49,372

      Fleet management                       58,699          54,078

      Franchising                             2,211           2,483

      Used car sales                         15,847          25,012

      Corporate expenses                    (13,671)        (15,938)

      Other depreciation and amortization    (3,426)         (3,841)
                                            -------         -------
                                            115,288         111,166
                                            -------         -------


      OPERATING MARGIN:

      Car  rental                             34.2%           31.8%

      Fleet management                        49.4%           44.9%

      Franchising                             43.3%           45.6%

      Used car sales                           8.3%           10.0%

      Total                                   24.2%           20.9%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )
                                                                                 Year ended    Year ended
                                                                                  December      December
                                                         4 Q 2002     4 Q 2003      2002           2003
                                                         --------     --------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Car rental                                               43,643       41,606      162,595      155,291
  Fleet management                                         29,811       29,886      118,782      120,442
                                                           ------       ------      -------      -------
    Total vehicle rental                                   73,454       71,492      281,377      275,733

  Used car sales                                           46,190       69,343      190,476      250,978
  Franchising                                               1,388        1,441        5,111        5,456
                                                          -------      -------      -------      -------
Total net revenues                                        121,032      142,276      476,964      532,167
                                                          -------      -------      -------      -------
Direct operating costs and expenses:
  Car rental                                              (13,199)     (14,217)     (54,511)     (58,317)
  Fleet management                                         (8,198)      (8,992)     (31,737)     (30,620)
                                                          -------      -------      -------      -------
    Total vehicle rental                                  (21,397)     (23,209)     (86,248)     (88,937)

  Cost of used car sales                                  (39,881)     (58,031)    (156,270)    (206,579)

  Franchising                                                (715)        (907)      (2,610)      (2,681)

  Taxes on revenues                                        (5,320)      (2,851)     (19,578)     (16,337)
                                                          -------      -------      -------      -------
Total direct operating costs and expenses                 (67,313)     (84,998)    (264,706)    (314,534)
                                                          -------      -------      -------      -------
Gross profit                                               53,719       57,278      212,258      217,633

Selling, general, administrative expenses and other:
  Advertising, promotion and selling:
    Car rental                                             (6,821)      (6,755)     (24,012)     (23,303)
    Fleet management                                       (1,798)        (528)      (6,964)      (7,368)
    Used car sales                                         (4,810)      (5,215)     (17,721)     (18,727)
    Franchising                                               (72)          (1)        (114)         (36)
                                                           ------       ------       ------       ------
      Total adverstising, promotion and selling           (13,501)     (12,499)     (48,811)     (49,434)

  General and administrative expenses                      (3,069)      (4,035)     (11,265)     (12,872)
  Other                                                    (2,377)      (3,029)      (2,406)      (3,098)
                                                           ------       ------       ------       ------
Total selling, general, administrative and other expenses (18,947)     (19,563)     (62,482)     (65,404)
                                                           ------       ------       ------       ------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (3,249)      (4,192)     (15,110)     (14,225)
    Fleet management                                       (3,588)      (3,264)     (15,952)     (22,997)
                                                           ------       ------       ------      -------
     Total vehicle depreciation expenses                   (6,837)      (7,456)     (31,062)     (37,222)
  Non-Vehicle depreciation and amortization expenses         (986)      (1,019)      (3,426)      (3,841)
                                                           ------       ------       ------      -------
Total depreciation and amortization expenses               (7,823)      (8,475)     (34,488)     (41,063)
                                                           ------       ------      -------      -------
Operating income                                           26,949       29,240      115,288      111,166
                                                           ------       ------      -------      -------
Financial Interest:
   Expense                                                (10,711)     (10,199)     (31,195)     (32,785)
   Income                                                   5,623        8,192       17,069       35,473
   Taxes on financial revenues                               (212)        (251)      (1,305)      (1,672)
   Monetary variation and exchange loss                    29,815        2,669      (90,059)      47,384
   Monetary variation and exchange gain                      (429)          (5)       5,015         (488)
   Realized gains (losses)on sale of marketable securities    443          244        1,566         (219)
   Unrealized gains (losses) on derivatives                 1,450       (3,316)      14,204       (7,016)
   Realized gains (losses) on derivatives                   1,891            -        1,891            -
                                                           ------       ------      -------       ------
      Financial interest (expense) income, net             27,870       (2,666)     (82,814)      40,677
                                                           ------       ------      -------       ------
Nonoperating (expense) income, net                            (43)          15         (125)          99
                                                           ------       ------      -------      -------
Income before taxes and minority interest                  54,776       26,589       32,349      151,942

Income tax and social contribution                        (13,244)      (3,364)      (5,585)     (46,196)
Minority interest                                             (33)          (2)        (115)        (106)
                                                           ------       ------       ------      -------
Net income                                                 41,499       23,223       26,649      105,640
                                                           ======       ======       ======      =======
OTHER COMPREHENSIVE INCOME (LOSS)                           1,242            -         (861)         475
                                                           ------       ------       ------      -------
Comprehensive income                                       42,741       23,223       25,788      106,115
                                                           ======       ======       ======      =======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                Year ended    Year ended
                                                                                 December      December
STATEMENT OF OPERATIONS DATA                             4 Q 2002     4 Q 2003     2002          2003
                                                         --------     --------  -----------   -----------
OTHER DATA :

EBITDA                                                     34,772      37,715      149,776       152,229

Vehicle Depreciation Expense                               (6,837)     (7,456)     (31,062)      (37,222)
                                                          -------      ------      -------       -------
Adjusted EBITDA                                            27,935      30,259      118,714       115,007
                                                          =======      ======      =======       =======


                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )


                                                                                 Year ended    Year ended
                                                                                  December      December
SELECTED OPERATING DATA:                                 4 Q 2002     4 Q 2003      2002           2003
                                                         --------     --------   -----------   -----------

Fleet at the end of period:
   Car Rental                                              12,418      12,590        12,418       12,590
   Fleet Management                                        10,427       9,765        10,427        9,765
                                                           ------      ------        ------       ------
     Total                                                 22,845      22,355        22,845       22,355
                                                           ------      ------        ------       ------

Average Operating Fleet Age (months)
  Car Rental                                                  6.8         4.8           7.0          6.1
  Fleet Management                                           20.3        19.9          18.9         21.4
Average Operating Fleet Age (months)                         13.6        11.8          13.4         14.1

Number of Rental Days:
  Car Rental                                              585,056     495,530     2,243,881    1,864,674
  (-)Rental Days to Total Fleet's replacement service      (5,144)     (5,031)      (30,423)     (25,286)
                                                         --------    --------     ---------    ---------
     Total                                                579,912     490,499     2,213,458    1,839,388
  Fleet Management                                        896,580     743,580     3,728,610    3,119,460

Utilization Rates:
  Car Rental                                               67.12%      65.34%        67.39%       62.93%
  Fleet Management                                        101.50%      93.70%        99.50%       94.72%

Numbers of Cars Purchased:
  Car Rental                                                5,081       7,484         9,276       11,432
  Fleet Management                                            558       1,695         2,482        3,630
                                                            -----       -----        ------       ------
     Total                                                  5,639       9,179        11,758       15,062
                                                            -----       -----        ------       ------

Average Purchase Price                                      17.71       16,41         17.69        18,71

Total Investment in Fleet                                99,887.3   150,638.8     207,976.3    281,803.3


Numbers of Cars Sold:
  Car Rental                                                2,323       2,856         8,737       11,205
  Fleet Management                                            831       1,231         4,594        4,263
                                                            -----       -----        ------       ------
     Total                                                  3,154       4,087        13,331       15,468
                                                            -----       -----        ------       ------

Average Car Price                                           14.30       16.36         13.86        15.78

Depreciation per operating car...(R$)                     1,417.8     1,748.1       1,590.3      2,155.9

Average Annual Revenue per operating car....(R$)
  Car Rental                                             18,275.8    20,024.3      17,822.4     19,129.9
  Fleet Management                                       12,078.2    13,506.6      11,211.7     13,090.8

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service)    75.26       84.82         73.46        84.43
  Fleet Management                                          33.06       40.04         31.30        38.39

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: May 6, 2004.